                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                          Commission File Number _____________

                           NOTIFICATION OF LATE FILING

(Check One):   [ ]Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-QSB

               [_] Form N-SAR

               For Period Ended: June 30, 2005

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached  instruction  sheet before  preparing  form.  Please print or type.

     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above,

identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

Full Name of Registrant: InteliSys Aviation Systems of America Inc

815 Bombardier Street

Address of Principal Executive Office (Street and Number)

Shediac, New Brunswick, Canada, E4P 1H9

City, State and Zip Code

                                    PART II

                             RULE 12b-25(b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this

[X]  |         form  could  not be  eliminated  without  unreasonable  effort or

     |         expense;

     |

     |    (b)  The subject annual report,  semi-annual report, transition report

     |         on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion

[X]  |         thereof  will  be  filed  on or  before  the  15th  calendar  day

     |         following  the  prescribed  due date;  or the  subject  quarterly

     |         report or transition report on Form 10-QSB, or portion thereof will

     |         be filed on or  before  the  fifth  calendar  day  following  the

     |         prescribed due date; and

     |

     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule

     |         12b-25(c) has been attached if applicable.

                                    PART III

                                   NARRATIVE

InteliSys Aviation Systems of America Inc. (the "Company") could not complete the filing of its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-QSB, which delay could not be eliminated by the Company without unreasonable effort and expense.  In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the

Company will file its Form 10-QSB no later than the 5th calendar day following the prescribed due date.

                                    PART IV

                               OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

     Ralph Eisenschmid, Chief Executive Officer

     INTELISYS AVIATION SYSTEMS OF AMERICA INC.

     815 Bombardier Street

     Shediac, New Brunswick, Canada, E4P 1H9

     Telephone: (506) 532-8515

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the

     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act

     of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [x] Yes  [_] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof?

                                                                 [_] Yes  [x] No

     If so: attach an explanation of the anticipated change,  both  narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

INTELISYS AVIATION SYSTEMS OF AMERICA INC. has caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date  August 12, 2005              By  /s/ Ralph Eisenschmid

    -------------------            ---------------------------------------------

                                             Ralph Eisenschmid

                                             Chief Executive Officer